UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: NOVEMBER 14, 2005                    /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE NINE MONTHS ENDED

                           SEPTMEBER 30, 2005 and 2004

                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the nine months ended September 30, 2005 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2005            2004
                                                         $               $

                                   ASSETS

CURRENT ASSETS

Cash and cash equivalents                            10,644,399       5,227,354
Amounts receivable and prepaids                         458,242         162,802
Marketable securities (Note 4)                          186,000         186,000
                                                   ------------    ------------
                                                     11,288,641       5,576,156
EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 5)            10,554          94,102

MINERAL PROPERTIES AND DEFERRED
    COSTS (Notes 2 and 6)                            12,136,052       6,551,598
                                                   ------------    ------------
                                                     23,435,247      12,221,856
                                                   ============   =============

                              LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                886,819         523,378

FUTURE INCOME TAX LIABILITIES                         1,315,945         885,093
                                                   ------------    ------------
                                                      2,202,764       1,408,471
                                                   ------------    ------------

                      SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               50,424,964      36,982,307

CONTRIBUTED SURPLUS                                   5,274,445       3,428,382

DEFICIT                                             (34,466,926)    (29,597,304)
                                                   ------------    ------------
                                                     21,232,483      10,813,385
                                                   ------------    ------------
                                                     23,435,247      12,221,856
                                                   ============    ============


APPROVED BY THE BOARD OF DIRECTORS

/s/ DAVID HORTON         , Director
------------------------
/s/ ROBERT STUART ANGUS  , Director
------------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES

Administrative and management services                   39,870          41,051         112,184         109,945
Corporate development and investor relations            137,022          42,683         432,493         140,425
Depreciation                                                  -           4,536               -          10,284
General exploration                                      32,210          70,817         127,276         185,853
Office and sundry                                        41,366          24,244         118,539          59,447
Printing                                                  5,567           1,159          32,822          21,532
Professional fees                                       656,337          84,713       1,244,654         432,285
Rent, parking and storage                                34,140          29,533          75,203          64,086
Salaries and employee benefits                          168,056         135,468         431,661         295,986
Stock based compensation                                      -               -       1,800,000       1,871,360
Telephone and utilities                                   7,480           7,635          23,228          21,704
Transfer agent and regulatory fees                       87,252          16,412         192,697          56,068
Travel and accommodation                                 68,343          63,700         214,332         139,469
Cost recoveries                                               -         (58,525)               -        (91,746)
                                                   ------------    ------------    ------------    ------------
                                                      1,277,643         463,426       4,805,089       3,316,698
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (1,277,643)       (463,426)     (4,805,089)     (3,316,698)
                                                   ------------    ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Provision on marketable securities                            -               -               -         132,000
Foreign exchange                                        (14,619)         61,665           9,095         (41,039)
Gain on disposition of mineral property
     and deferred costs                                       -               -               -        (313,801)
Reorganization costs                                          -          (7,986)              -         341,603
Interest and other income                               (29,632)        (24,543)        (90,428)        (76,134)
                                                   ------------    ------------    ------------    ------------
                                                        (44,251)         29,136         (81,333)         42,629
                                                   ------------    ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS                      (1,233,392)       (492,562)     (4,723,756)     (3,359,327)

Loss allocated to spin-off assets                             -               -               -        (131,231)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                  (1,233,392)       (492,562)     (4,723,756)     (3,490,558)

DEFICIT - BEGINNING OF PERIOD                       (33,233,534)    (20,575,359)    (29,597,304)    (17,577,363)

DISTRIBUTION OF EQUITY ON                                     -               -        (145,866)              -
    SPIN-OFF OF ASSETS (Note 2)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (34,466,926)    (21,067,921)    (34,466,926)    (21,067,921)
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON
    SHARE FROM CONTINUING OPERATIONS                     $(0.03)         $(0.01)         $(0.10)         $(0.08)
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.03)         $(0.01)         $(0.10)         $(0.09)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        46,095,667      42,346,541      45,315,439      40,189,505
                                                   ============    ============    ============    ============

          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period                              (1,233,392)       (492,562)     (4,723,756)     (3,490,558)
Net loss allocated to spin-off assets                         -               -               -        (131,231)
                                                   ------------    ------------    ------------    ------------
Net loss from continuing operations                  (1,233,392)       (492,562)     (4,723,756)     (3,359,327)
Items not affecting cash
    Depreciation                                              -           4,536               -          10,284
    Stock-based compensation                                  -               -       1,800,000       1,871,360
    Provision on marketable securities                        -               -               -         132,000
    Gain on disposition of mineral properties and             -               -               -        (313,801)
       deferred costs
                                                   ------------    ------------    ------------    ------------
                                                     (1,233,392)       (488,026)     (2,923,756)     (1,659,484)
Change in non-cash working capital balances            (335,079)        217,450         161,178         325,963
                                                   ------------    ------------    ------------    ------------
                                                     (1,568,471)       (270,576)     (2,762,578)     (1,333,521)
Cash used in spin-off operations                              -        (105,594)              -         (89,593)
                                                   ------------    ------------    ------------    ------------
                                                     (1,568,471)       (376,170)     (2,762,578)     (1,423,114)
                                                   ------------    ------------    ------------    ------------

INVESTING ACTIVITIES

Expenditures on mineral properties and               (1,823,131)     (1,051,919)     (5,153,602)     (3,892,742)
    deferred costs
Net mineral properties and marketable securities              -               -               -        (155,077)
    cash flow related to spin-off assets
Purchase of equipment                                    (1,371)              -          (9,629)        (84,875)
                                                   ------------    ------------    ------------    ------------
                                                     (1,824,502)     (1,051,919)     (5,163,231)     (4,132,694)
                                                   ------------    ------------    ------------    ------------

FINANCING ACTIVITIES

Issuance of common shares                            10,000,020       1,440,493      14,215,165       9,116,392
Share issue costs                                      (726,445)              -        (726,445)       (411,237)
Portion of warrants paid to Golden Arrow                               (103,059)                       (103,059)
Capital Contribution to Golden Arrow                                   (750,000)                       (750,000)
                                                   ------------    ------------    ------------    ------------
                                                      9,273,575         587,434      13,488,720       7,852,096
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                              5,880,602        (840,655)      5,562,911       2,296,288

CASH TRANSFERRED TO GOLDEN
    ARROW (Note 2)                                            -               -        (145,866)              -
                                                   ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                  5,880,602        (840,655)      5,417,045       2,296,288

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             4,763,797       7,559,277       5,227,354       4,422,334
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                  10,644,399       6,718,622      10,644,399       6,718,622
                                                   ============    ============    ============    ============

          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH AND CASH EQUIVALENTS
    COMPRISED OF:
    Cash                                                644,399       1,918,622         644,399       1,918,622
    Term deposits                                    10,000,000       4,800,000      10,000,000       4,800,000
                                                   ------------    ------------    ------------    ------------
                                                     10,644,399       6,718,622      10,644,399       6,718,622
                                                   ============    ============    ============    ============











          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005



                                                                      NAVIDAD
                                                      NAVIDAD          AREAS          IVA TAX          TOTAL
                                                         $               $               $               $

Balance, beginning of period                          5,770,968         112,694         667,936       6,551,598
                                                   ------------    ------------    ------------    ------------
Expenditures during the period
    Assays                                              262,484               -               -         262,484
    Communications                                       11,270               -               -          11,270
    Drilling                                          1,963,918               -               -       1,963,918
    Engineering                                          30,270               -               -          30,270
    Environmental                                       254,368               -               -         254,368
    Geophysics                                          170,045                                         170,045
    Metallurgy                                          326,768               -               -         326,768
    Office and other                                     82,200               -               -          82,200
    Petrography                                           9,446                                           9,446
    Salaries and Contractors                            548,419               -               -         548,418
    Supplies and Equipment                              236,966               -               -         236,966
    Transportation                                      219,184               -               -         219,184
    Project Development                                 458,284               -               -         458,284
    IVA Tax                                                   -               -         579,980         579,980
                                                   ------------    ------------    ------------    ------------
                                                      4,573,622               -         579,980       5,153,602
                                                   ------------    ------------    ------------    ------------
Future income tax                                       430,852               -               -         430,852
                                                   ------------    ------------    ------------    ------------
Balance, end of period                               10,775,442         112,694       1,247,916      12,136,052
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTMEBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year but currently does not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing.


2.       SPIN-OFF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the Reorganization the Company continued to hold the Navidad project, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company. The Navidad Property, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company. On completion of the Reorganization, the Company transferred to Golden Arrow:

         i) all of the Company's investment in its mineral properties, excluding the Navidad and Navidad Area properties and related future income tax liabilities;
         ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company;
         iii)     certain marketable securities at their recorded values;
         iv)      cash and cash equivalents

         The aggregate carrying amount of the net assets transferred from the Company to Golden Arrow is as follows:

                                                                         $

         Cash and cash equivalents                                    1,166,055
         Marketable securities and other current
                assets and liabilities                                  548,841
         Mineral properties and deferred cost and equipment           6,874,960
         Future income tax liabilities                               (1,079,112)
                                                                   ------------
                                                                      7,510,744
                                                                   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTMEBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



3.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


4.       MARKETABLE SECURITIES

                                                        SEPTEMBER 30, 2005               DECEMBER 31, 2004
                                                   ----------------------------    ----------------------------
                                                      RECORDED          FAIR          RECORDED          FAIR
                                                       VALUE           VALUE           VALUE           VALUE
                                                         $               $               $               $

         Tinka Resources Limited
              - 300,000 common shares                    96,000         127,500          96,000         180,000
         Consolidated Pacific Bay Minerals Ltd.
              - 900,000 common shares                    90,000         117,000          90,000          90,000
                                                   ------------    ------------    ------------    ------------
                                                        186,000         244,500         186,000         270,000
                                                   ============    ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly traded companies as partial consideration.


5.       EQUIPMENT AND LEASEHOLD IMPROVEMENTS

                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2005            2004
                                                         $               $

         Office equipment and computers                  10,764         231,724
         Leasehold improvements                               -          96,634
                                                         10,764         328,358
                                                   ------------    ------------
         Less accumulated depreciation                     (210)       (234,256)
                                                   ------------    -------------
                                                         10,554          94,102
                                                   ============    ============

         On May 6, 2005, on the signing of an administrative services agreement, the Company transferred the equipment and leasehold improvements to Grosso Group Management Ltd. (the "Grosso Group") at their carrying values as of December 31, 2004.

         As of September 30, 2005 the Company has included in Accounts Receivable $93,177 due from the Grosso Group for these assets.

         See Note 8 (b)

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTMEBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       MINERAL PROPERTIES AND DEFERRED COSTS

         (a) The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in Chubut Province in Argentina.

         (b) Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company, are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

                  The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

                  Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

                  From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered the balance of the payments are recorded as a gain on option or disposition of mineral property.

                  See also Note 2.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTMEBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)




7.       SHARE CAPITAL


         Authorized:       unlimited common shares without par value
                           100,000,000 preferred shares without par value

         Issued:                                         SEPTEMBER 30, 2005              DECEMBER 31, 2004
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                43,816,207      36,982,307      36,381,452      27,707,597
                                                   ------------    ------------    ------------    ------------
         Issued during the period for:
             Private placements                       3,333,340      10,000,020       1,500,000       4,650,000
             Exercise of warrants                     1,485,517       3,638,145       5,371,285       4,275,149
             Exercise of options                        178,000         577,000         441,650         597,910
             Exercise of agent's option                       -               -         121,820         184,838
         Less:  Share issue costs                             -        (903,778)              -        (552,273)
         Contributed surplus reallocated
             on exercise of options                           -         131,270               -         226,630
         Proceeds collected and paid on
             behalf of Golden Arrow shares                    -               -               -        (107,544)
                                                   ------------    ------------    ------------    ------------
                                                      4,996,857      13,442,657       7,434,755       9,274,710
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      48,813,064      50,424,964      43,816,207      36,982,307
                                                   ============    ============    ============    ============

         (a) During the nine months ended September 30, 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,273,575, net of $600,001 agent's commission and $126,444 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters have been paid a commission of 7% (233,334) underwriter's warrants. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on September 12, 2007. The underwriter's warrants were valued using the Black-Sholes Pricing Model. The warrants at $0.76 per warrant for a total value of $177,333 have been recorded as share issue costs with a corresponding increase to contributed surplus. At September 30, 2005, no underwriter's warrants had been exercised.

         (b)      Stock Options

                  During the nine months ended September 30, 2005, the Company granted 900,000 stock options.

                  The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                             Risk-free interest rate             3.32%
                             Estimated volatility                 77%
                             Expected life                     2.5 years
                             Expected dividend yield              0%

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTMEBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       SHARE CAPITAL (continued)

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period was $2.00 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at September 30, 2005, and the changes for the nine months ended September 30, 2005, is presented below:

                                                      OPTIONS        WEIGHTED
                                                    OUTSTANDING       AVERAGE
                                                        AND          EXERCISE
                                                    EXERCISABLE        PRICE
                                                                         $

                  Balance, beginning of period        3,736,500         2.15
                  Granted                               900,000         4.16
                  Exercised                            (178,000)        3.24
                  Expired                               (37,500)        3.92
                                                   ------------
                  Balance, end of period              4,421,000         2.50
                                                   ============

                  Stock options outstanding and exercisable at September 30, 2005, are as follows:

                    NUMBER           EXERCISE PRICE          EXPIRY DATE
                                           $

                     205,000              0.40               July 19, 2006
                     119,000              0.50               May 2, 2007
                     115,000              0.50               September 23, 2007
                      90,000              0.84               March 7, 2008
                     300,000              0.90               May 30, 2008
                   1,305,000              1.87               August 27, 2008
                   1,372,000              3.10               March 24, 2009
                      50,000              4.20               December 01, 2009
                     865,000              4.16               March 16, 2010
                  ----------
                   4,421,000
                  ==========

         (c)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at September 30, 2005, and the changes for the nine months ended September 30, 2005, is as follows:

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTMEBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

                                                                      NUMBER

                  Balance, beginning of period                        1,254,017
                  Granted                                             2,152,004
                  Exercised                                          (1,485,517)
                  Expired                                               (20,500)
                                                                   ------------
                  Balance, end of period                              1,900,004
                                                                   ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at September 30, 2005 are as follows:

                     NUMBER            EXERCISE PRICE         EXPIRY DATE
                                              $
                      233,334                3.25             September 12, 2007
                    1,666,670                3.45             September 14, 2009
                  -----------
                    1,900,004
                  ===========

                  The Company paid a portion of the proceeds received from the exercise of warrants which were outstanding as of July 7, 2004, to Golden Arrow. Golden Arrow issued one common share of its share capital on the exercise of every ten shares pursuant to the exercise of the Company's warrants. None of these warrants are outstanding as of September 30, 2005.


8.       RELATED PARTY TRANSACTIONS

         (a) During the nine months ended September 30, 2005, the Company paid $173,588 to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

         (b) Effective January 1, 2005 the Company engaged the Grosso Group to provide services and facilities to the Company. On May 6, 2005 an administrative services agreement among the Company and the Grosso Group was finalized. The Grosso Group is a private company owned by the Company, Golden Arrow, Amera Resources Corporation and Gold Point Energy Ltd., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the nine months ended September 30, 2005, the Company paid $568,314 (plus deposit of $205,000) to the Grosso Group.

         (c) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective January 1, 2005 the Company subleased the office premises to the Grosso Group.

         (d) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTMEBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.       RELATED PARTY TRANSACTIONS (continued)

                  change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on September 30, 2005, the amount under the agreement would be $1,027,500.

         Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the nine months ended September 30, 2005.

         The Company's total assets are segmented geographically as follows:

                                                SEPTEMBER 30, 2005
                                   --------------------------------------------
                                     CORPORATE       ARGENTINA         TOTAL
                                         $               $               $

         Current assets              11,151,459         137,182      11,288,641
         Equipment                            -          10,554          10,554
         Mineral properties and
             deferred costs                   -      12,136,052      12,136,052
                                   ------------    ------------    ------------
                                     11,151,459      12,283,788       23,435,247
                                   ============    ============    ============

                                                 DECEMBER 31, 2004
                                   --------------------------------------------
                                     CORPORATE       ARGENTINA         TOTAL
                                         $               $               $

         Current assets               5,438,079         138,077       5,576,156
         Equipment                       93,177             925          94,102
         Mineral properties and
             deferred costs                   -       6,551,598       6,551,598
                                   ------------    ------------    ------------
                                      5,531,256       6,690,600      12,221,856
                                   ============    ============    ============


10.      CONTINGENCY

         In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. The Company believes the Aquiline legal action is without merit and has been advised by its lawyers that the Company has a high probability of success at trial. On September 29, 2005 the Company made an offer to Aquiline to settle the litigation. The Board of Directors decided to make the offer due to the inherent risks of litigation, to minimize the significant legal costs and most importantly to allow the Company to continue with its business plan to develop Navidad and unlock the true value of the Company which has been significantly impaired by this legal action. The offer was summarily rejected within 24 hours and the action continued on to trial. The trial commenced on October 11, 2005 and is ongoing. At this date the outcome is not determinable. The Company has not made any

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTMEBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


10.      CONTINGENCY (continued)

         provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment. The Company continues to expense the legal and related costs of defending the action as they are incurred and has not made a provision for the future costs that will be incurred or their potential recovery from the plaintiff.


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company as follows:

                                                       2005            2004
                                                         $               $

         Investing activity
             Proceeds on disposition of mineral
                properties                                    -         327,000
             Acquisition of marketable securities             -        (327,000)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Financing activity
             Share issue costs                         (177,333)              -
             Contributed surplus                        177,333         (93,140)
             Shares issued on exercise of options             -          93,140
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

                              IMA EXPLORATION INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005


INTRODUCTION

The following management discussion and analysis and financial review, prepared as of November 14, 2005, should be read in conjunction with the Company's consolidated interim financial statements for the nine months ended September 30, 2005 and audited annual financial statements and related notes. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

During the year ended December 31, 2004 the Company completed its reorganization, which had the effect of transferring all the non-Navidad mineral properties and related assets to a new corporation, Golden Arrow Resources Corporation ("Golden Arrow"). The reorganization allowed the Company to focus all its efforts and resources on the Navidad project located in Chubut Province, Argentina. The ongoing exploration programs have returned excellent results.

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. The Company believes the Aquiline legal action is without merit and has been advised by its lawyers that the Company has a high probability of success at trial. On September 29, 2005 the Company made an offer to Aquiline to settle the litigation. The Board of Directors decided to make the offer due to the inherent risks of litigation, to minimize the significant legal costs and most importantly to allow the Company to continue with its business plan to develop Navidad and unlock the true value of the Company which has been significantly impaired by this legal action. The offer was summarily rejected within 24 hours and the action continued on to trial. The trial commenced on October 11, 2005 and is ongoing. As of Nov.14, 2005 the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment. The Company continues to expense the legal and related costs of defending the action as they are incurred and has not made a provision for the future costs that will be incurred or their potential recovery from the plaintiff.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera Resources Corporation ("Amera") and Gold Point Energy Corp., each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

In March 2005 the Company engaged the services of Augusto Baertl of Lima, Peru, to determine the economic feasibility of the Navidad Project, through a contract with Mr. Baertl's company, Gestora de Negocios e Inversiones SA. The Company expects that, with Mr. Baertl's assistance, a scoping study will be undertaken as a first step in the determination of the economic viability of Navidad. Mr. Baertl's mandate is a continuing one whose objective is ultimately the achievement of commercial production.

PROPERTIES UPDATE

NAVIDAD

On February 3, 2003 the Company announced the discovery of high-grade silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut Province, Argentina. A Phase I drilling program commenced in November 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Phase III drilling commenced in November 2004 and was completed in September 2005. In addition to its active exploration program, the Company has an ongoing program of environmental baseline data collection in the project area. The Company intends to continue expanding the silver and lead resources at Navidad by systematically drill testing exploration targets as well as expanding and better defining areas where resources have been defined.

On June 16, 2005 the Company announced the results of an updated resource estimation carried out by Snowden Mining Industry Consultants Inc. ("Snowden"), which included Indicated and Inferred Resources at Calcite Hill. IMA has now defined continuous silver resources over a 2.3 kilometre strike length along the Navidad Trend in the Galena Hill, Connector Zone, Navidad Hill and Calcite Hill deposits. Inferred and indicated resources estimated to date on the Navidad Project are presented in the table below:

   NAVIDAD PROJECT INDICATED RESOURCES AT 50G/T SILVER EQUIVALENT CUT-OFF (1):
--------------------------------------------------------------------------------
                                                       CONTAINED      CONTAINED
                                                         SILVER         LEAD
DEPOSIT                    TONNES    SILVER    LEAD    (million       (thousand
                         (millions)   (g/t)     (%)        ozs)        tonnes)
--------------------------------------------------------------------------------
Galena Hill                 63.6       101      1.76      207.3       1,117.8
Connector                    2.1        74      0.27        4.9           5.6
Navidad Hill                15.2       115      0.35       56.3          52.4
Calcite Hill                12.0        83      0.75       32.2          90.5
--------------------------------------------------------------------------------
TOTAL INDICATED RESOURCE    92.8       101      1.36      300.7       1,266.4
--------------------------------------------------------------------------------


   NAVIDAD PROJECT INFERRED RESOURCES AT 50 G/T SILVER EQUIVALENT CUT-OFF (1):
--------------------------------------------------------------------------------
                                                       CONTAINED      CONTAINED
                                                         SILVER         LEAD
DEPOSIT                    TONNES    SILVER    LEAD    (million       (thousand
                         (millions)   (g/t)     (%)        ozs)        tonnes)
--------------------------------------------------------------------------------
Galena Hill                  5.8        43      0.56        7.9          32.6
Connector                    6.5       100      0.20       20.9          12.9
Navidad Hill                 2.9       103      0.77        9.6          22.5
Calcite Hill                 0.05       28      0.66       0.05           0.35
--------------------------------------------------------------------------------
TOTAL INFERRED RESOURCE     15.2        78      0.45       38.4          68.3
--------------------------------------------------------------------------------

Notes:
1. Silver equivalent calculated using US$5.50/oz silver, $0.30/lb lead, $1.10/lb copper, and $0.40/lb zinc. (AgEq = Ag + (%Pb*10,000/242.5) +
     (%Cu*10,000/66.1) + (%Zn*10,000/181.9).  No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient or no information is available to do so. Metal prices have been left unchanged from the prior estimate at Galena Hill in May 2004 in order to simplify comparisons to the prior estimate.
2. The Galena Hill, Navidad Hill and Connector Zone Indicated Resources remain unchanged from the Phase I and II resource estimations released on May 25, 2004 and December 1, 2004 except for restating of the Navidad Hill Resource where a small change was made at the common border with the Calcite Hill resource.
3. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.

4. Resource categories (Indicated and Inferred) used here and the preparation of this resource estimate conform to Industry Best Practices standards as set out by National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the 2000 Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Standards on Mineral Resources and Reserves".
5. A National Instrument 43-101 Technical Report documenting the Snowden Resource Estimate will be filed at www.sedar.com as is required by Security Commission regulations.
6. An "INFERRED MINERAL RESOURCE" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
7. An "INDICATED MINERAL RESOURCE" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Detailed review of the geological interpretation and block model shows that the Navidad Hill deposit, the Calcite Hill deposit and the Connector Zone remain open and insufficiently drill tested in several areas. The Phase III drill program which was recently completed more fully tested the boundaries of the Navidad and Calcite Hill deposits, with the intent to increase the Indicated Resources at the Navidad Project.

The Phase I drill program at Navidad comprised 8,859.6 metres in 53 holes, 37 of which were drilled on Galena Hill. Phase II drilling comprised 9,596.5 metres of diamond core drilling in 67 holes. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets.

The Phase III drilling program was completed in September 2005 and comprised 23,732 metres in 131 holes for a project total of 42,188 metres in 251 holes. Results from the Phase III drilling have been described in News Releases dated January 13, March 4 and March 22, April 19, June 21, August 17, September 29 and October 13, 2005. The Phase III drill program has focussed on drilling in the Calcite Hill and Calcite Hill Northwest Extension areas and expansion and infill drilling on the Navidad Hill and Connector Zone areas. In addition five holes were completed at the southern end of the Loma de la Plata prospect.

An updated resource estimation is currently being carried out by Snowden and should be completed later in the year. Planning is underway for a Phase IV drilling program which will include continued testing of Loma de la Plata, additional step-out and infill drilling along the Navidad Trend and preliminary testing of other targets along the Argenta Trend.

GALENA HILL:

The Galena Hill Deposit is hosted primarily within gently dipping trachyandesitic volcanic breccias with a matrix of galena, pyrite, calcite, and barite. These breccias are interpreted to have formed primarily by multiple hydrothermal fluid pulses. Calcareous mudstones overlie the mineralized volcanic breccias; these generally contain significant silver, lead and zinc values within one to five metres of the volcanic-mudstone contact. Sulphides occur in the mudstone both as crosscutting veinlets and as strataform beds suggesting a syn-depositional timing for the mineralization event. The Galena Hill deposit measures approximately 450 by 500 metres in plan view (at 50 g/t silver equivalent cut-off) and is up to 125 metres thick in its centre. A total of 39 drillholes delineate the Galena Hill resource. Highlights from Phase I drilling on Galena Hill include 115 metres of 497 g/t silver and 5.71% lead in hole 14 and 63.0 metres of 418.4 g/t silver, including 20.6 metres of 703.0 g/t silver, in hole 22. During Phase III, hole 175 and 197 were drilled at Galena Hill in order to collect metallurgical samples. Hole 175 intercepted 194 metres of 188 g/t silver and 5.8% lead including 49.8 metres of 481 g/t silver and 14.2% lead. Hole 197 intercepted 74.04 metres of 239 g/t silver and 1.97% lead.

NAVIDAD HILL:

A total of 61 drill holes have been completed to date at Navidad Hill. In addition to the structurally controlled mineralization located on top of Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill.

Intercepts of structurally controlled, near vertical mineralized bodies on the top of Navidad Hill include hole NV04-110 which intersected 61.5 metres of 128 grams per tonne silver, including 5.34 metres of 1,006 grams per tonne silver.

Highlights of stratigraphically-controlled mineralization on the western flank of the Navidad volcanic dome include the exceptional intercept from hole NV04-90 that returned 35.8 metres of 2,850 grams per tonne (83.2 ounces per ton) silver including 7.3 metres of 11,995 grams per tonne (350.3 ounces per ton) silver starting from 16.5 metres depth. Drill hole 90 was drilled at an inclination of -45(degree) towards the northeast on the western flank of Navidad Hill, approximately 275 metres northwest of drill holes 1 and 2 and in an area of little or no outcrop. Bonanza-grade mineralization in drill hole 90 contains semi-massive silver-copper-lead sulphides and/or sulphosalts. In several locations native silver occurs as fine veinlets and grains up to 5 millimetres in size. Further intercepts in the area include 28.15 metres of 1,115 grams per tonne silver (32.6 ounces per tonne) including 5.97 metres of 4,579 grams per tonne (133.7 ounces per tonne) in hole 117 and 58.68 metres of 208 grams per tonne silver (6.1 ounces per tonne) in hole 112.

Phase III drilling in the area of hole 90 included holes 139 to 142 which were completed to provide more detailed information on this zone of very high-grade silver mineralization. Of these, holes 139 (17.8 metres of 1,037 g/t silver) and 142 (34.5 metres of 1,220 g/t silver) intersected significantly higher grade than that predicted by the Snowden resource block model. A number of new holes collared outside of the southern boundary of the known indicated and inferred resources at Navidad Hill intersected mineralization, including hole 207 which intersected 27 metres of 80 g/t silver including 3.2m of 389 g/t silver.

CONNECTOR ZONE:

At the Connector Zone 36 drill holes have been completed to date. Drilling has demonstrated that both structurally and stratigraphically controlled high-grade silver mineralization occurs in this area, as at Navidad Hill. In the northwestern part of the Connector Zone (holes 40, 68, 105, 106, and 107), the control on mineralization appears to be stratigraphic with the mineralization occurring in the same stratigraphic position as at the Galena Hill deposit and on the flank of Navidad Hill (hole 90). Highlights from this mineralization style include 46.7 metres of 334 grams per tonne silver from hole 107 and 13.3 metres of 545 grams per tonne silver from hole 105. In the southeastern
Connector  Zone  (holes 32, 86, 87, 108,  131,  153,  154,  155.  and 156),  the
controls on mineralization and the stratigraphic correlations are less clear. Hole 108 was drilled towards the east to cross a northerly trending structural zone partially exposed on surface and intersected an impressive 485 grams per tonne silver over 39.0 metres.

Phase III drilling at the Connector Zone (holes 153-156 and 228-237)), aimed at providing additional drill density to upgrade previously defined Inferred Resources to the Indicated Resources category, intersected moderate-grade silver mineralization over long intervals with rare high-grade structures (e.g. 2 metres of 2,171 g/t silver in hole 234) outside of the current Indicated Resource. Results include 88.8 metres of 107 g/t silver in hole 153 and 28.8 metres of 148 g/t silver in hole 154, 26 metres of 104 g/t silver in hole 230, 37 metres of 107 g/t silver in hole 231, 21 metres of 237 g/t silver in 234, and 32 metres of 110 g/t silver in hole 237. Much of this mineralization starts at or very near surface.

CALCITE HILL AND CALCITE HILL NORTHWEST EXTENSION:

Near the end of the Phase II program a single hole, NV04-88, was drilled to test favourable stratigraphy on the edge of Calcite Hill in an area where there are few indications of mineralization or geochemical anomalies at surface. The hole intersected 72.3 metres averaging 202 grams per tonne silver and 3.45% lead from
70.3 to 142.6 metres depth and included a higher-grade interval containing 12.4 metres averaging 672 grams per tonne silver. Data from holes up to and including drill hole NV05-174 were used in the June 16, 2005 resource estimate.

Highlights from Phase III drilling at Calcite Hill include: 122.6 metres of 195 g/t silver in hole 124, 196.1 metres of 113 g/t silver in hole 126, 123.6 metres of 139 g/t silver in hole 138, 46.6 metres of 300 g/t silver including 10.3 metres of 1,257 g/t silver in hole 143, 83.0 metres of 209 g/t silver in hole 148, 80.2 metres of 246 g/t silver including 25.3 metres of 476 g/t silver in hole 151, 27 metres of 407 g/t silver in hole 207 and 21 metres of 545 g/t silver in hole 209.

Mineralization encountered to date at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values.

The Phase III drilling program included a number of holes completed on the Calcite Hill Northwest Extension Zone where mineralization has been defined over a 1200 metres strike length. The mineralization at Calcite Hill Northwest is dominantly hosted in sedimentary rocks that overly the volcanic rocks which host the majority of the mineralization at Navidad Project. Within the overlying sediments strong clay alteration is widespread and affects pelites, sandstones and conglomerates. Mineralization can be lead-rich with silver (hole 201), or lead-poor but with minor values in copper and higher silver grades (holes 202 and 203). Fine-grained but visible, disseminated native silver was located within a carbonaceous bed in hole 203. This is a new mode of occurrence of silver at Navidad Project. At Calcite Hill Northwest mineralization appears to be stratigraphically controlled and is disseminated in the host rock; veins or feeder structures have not been recognized. The zone is nearly flat-lying, shows good continuity from hole to hole and typically starts at shallow depths of 15 to 50 meters below surface.

Drilling at Calcite Hill Northwest has defined a central area of approximately 400 x 150 metres x 5 to 60 meters thick (defined by drill holes 178, 179, 202, 203 and 223-227). Highlights include: holes 178 and 179 (30.0 metres of 122 g/t silver and 25.0 metres of 251 g/t silver, respectively), 202 (10 metres of 435 g/t silver), and 203 (29 metres of 154 g/t silver). Results outside the core area include intercepts from holes 199 (31.1 metres of 62 g/t silver and 1.29% lead) and 201 (22.5 metres of 104 g/t silver and 2.79% lead). Significant further drilling will be required in the future to follow-up on identified mineralization in the Calcite Hill Northwest area.

ESPERANZA TREND:

A total of 10 drillholes have been completed to date in two areas along the 6 kilometre Esperanza Trend. Highlights include 2.7 metres of 831 grams per tonne silver in hole 62 and 2.6 metres of 513 grams per tonne silver in hole 79. Interestingly, hole 79 shows signs of the mineralization being stratigraphically rather than structurally controlled as had been interpreted to date in this area. Hole 63 intersected 45.8 metres of 94 grams per tonne silver, including
4.0 metres of 246 grams per tonne silver, 800 metres to the northwest. In the same area, hole 82 intersected 54.6 metres of 64 grams per tonne silver, including 26.1 metres of 106 grams per tonne silver and also 6.0 metres of 140 grams per tonne silver. These results confirm the high grades and potential for a significant structurally and/or stratigraphically controlled zone at Esperanza. Significantly more drilling will be required to evaluate the 6-kilometre Esperanza Trend.

BARITE HILL:

A total of 8 holes were completed at Barite Hill during Phase II. Although many of these holes contain significant near surface intersections of galena matrix breccia similar in style to that at Galena Hill, they have generally lower silver and lead values. The most significant intercept was from hole NV04-76 that cut 22.1 metres of galena matrix breccia averaging 34 grams per tonne silver and 0.63% lead in the upper part of the hole and then intersected a different style of mineralization deeper in the hole that contained 21.7 metres of 88 grams per tonne silver including 8.4 metres of 191 grams per tonne silver. This deeper mineralization is associated with calcite veining within a fine-grained muddy sedimentary rock and is characterized by high silver to base metal ratios.

LOMA DE LA PLATA:

The surface exploration program launched September 2004 resulted in the discovery of the Loma de la Plata Zone, approximately 4 kilometres west of the Galena Hill deposit, through grid soil sampling. At Loma de la Plata, an area of approximately 400 x 400 metres has been systematically sampled with twelve lines of continuous and semi-continuous channel samples; these sample lines range in length from 12.5 to 135.9 metres. Highlights of channel samples include:

                  Line LP-1: 40.1 metres of 740 g/t silver
                  Line LP-3: 42.9 metres of 684 g/t silver
                  Line LP-4: 135.9 metres of 159 g/t silver
                  Line LP-7: 48.5 metres of 315 g/t silver
                  Line LP-2: 103.3 metres of 290 g/t silver
                  Line LP-9: 49.5 metres of 410 g/t silver
                  Line LP-10: 56.0 metres of 452 g/t silver

The Loma de la Plata zone is hosted within quartz-eye phyric trachyandesite volcanic rocks that dip to the northeast at 15 to 45 degrees. Mineralization occurs in micro-veinlets and breccia zones and consists primarily of minor galena and copper oxides with common native silver.

Initial drilling of five holes at Loma de la Plata has confirmed the surface discovery but has tested only a small portion of the known surface mineralization. Trenches 7 and 10 are located up to 275 metres from the current drilling and returned values of 48.5 metres of 315 g/t silver and 56.0 metres of 452 g/t silver, respectively. Of the five drill holes completed at Loma de la Plata, two (241 and 242) were drilled at angles of -45 and were collared near trenches where high-grade silver had been defined on surface. Hole 241 was drilled under trenches 1 and 3 that returned 40.1 metres of 740 g/t silver and
42.9 metres of 684 g/t silver, respectively. Hole 242 was drilled under trench 2 which returned 103.3 metres of 290 g/t silver. The strong correlation between surface results from trenching and sub-surface results from drilling suggests that little or no surface enrichment of silver has occurred at Loma de la Plata. The remaining three holes were collared 40 to 90 metres further to the east and drilled at -60 angles. These holes (243-245) appear to have missed the better-mineralized north-south trending zone as defined by trenches 1-3, 8, and 9 and drill holes 241 and 242.

Drilling at Loma de la Plata has confirmed the basic geological model of a favourable, mineralized, upper-volcanic sequence comprised of quartz-eye bearing trachyandesites. The units dip approximately 25 to 30 degrees towards the northeast and the favourable unit is approximately 30 to 35 metres thick in the area drilled to date. The form and shape of mineralized zones of veinlets and brecciation is not yet well defined, but is hosted exclusively within the trachyandesite upper volcanic rocks. Further drilling will be required to confirm the orientation and ultimate size potential of this zone.

SECTOR ZETA

At Sector Zeta, approximately 5 kilometres west of the Galena Hill Deposit, seven sample lines ranging in length from 6.7 to 60.0 metres have been completed covering an area of approximately 80 by 100 metres (see attached figure). Highlights of the Sector Zeta results include:

                  Line Z-5: 8.0 metres of 105 g/t Silver and 1.14% Copper Line Z-6: 12.0 metres of 112 g/t Silver and 1.13% Copper Line Z-7: 12.0 metres of 133 g/t Silver and 3.27% Copper

Mineralization at Sector Zeta predominantly consists of green copper oxides within argillicly altered latite volcanic rocks that are often brecciated. IMA geologists interpret that the volcanic rocks which host mineralization here are part of the same volcanic unit that hosts mineralization at Galena and Navidad Hills and also at Loma de la Plata. At present, the orientation of the mineralized zone at Sector Zeta is unknown; drill data will be needed to unambiguously define the geometry and size of the mineralization.

The possibility of leaching, or alternatively, concentration of silver and copper values at or near surface, particularly at Sector Zeta in the case of copper, cannot be determined from the data available to date and drilling will be required; no drilling has been carried out in the Sector Zeta area.

ARGENTA TREND:

On January 21, 2005 the Company released the results from a large expansion to the soil sample grid and follow-up prospecting which uncovered a series of new mineralized zones to the southeast of Loma de la Plata. The Argenta Trend includes Sector Zeta and Loma de la Plata and extends approximately 8 kilometres to the southeast, parallel with the Esperanza and Navidad Trends.

The Argenta Trend is highlighted by anomalous silver, lead and zinc values in soils with subordinate and sporadic anomalous copper. Recent surface work along the Argenta trend has discovered high-grade lead values over significant widths. New discoveries include the "Bajo del Plomo", "Filo del Plomo" and "Ginger" zones where lead values of up to 10.7% lead over 10 metres, 7.3% lead over 17 metres and 4.8% lead over 21 metres respectively, have been discovered. These new discoveries are located southeast of the Loma de la Plata zone. With the addition of the three new zones, the Argenta Trend now consists of five named mineralized zones along an 8 kilometre strike length. Mineralization styles vary from silver-copper rich at the northwest end at Sector Zeta, to silver-rich at

Loma de la Plata, to lead-dominant at Bajo del Plomo, Filo del Plomo and Ginger. Mineralization is hosted by the same trachyandesitic volcanic rocks as the Galena, Navidad, and Calcite Hill deposits, and in some cases in adjacent sedimentary rocks. It appears to occur at approximately the same stratigraphic position as the known resources but with significant differences in sedimentary facies.

The Company now has over 58 square kilometres of geophysical surveying covering and extending beyond the Navidad and Argenta Trends. The Galena Hill deposit has a strong geophysical signature, while other deposits such as Navidad and Calcite Hills have much more subtle signatures. This additional geophysical coverage provides a wealth of information about the geology and structure at Navidad in addition to highlighting new areas prospective for mineralized zones that may be completely buried.

NAVIDAD AREA PROPERTIES:

The Company has 18 exploration properties in Chubut Province in addition to Navidad. The Regalo property is currently the subject of a joint venture agreement.

REGALO:

Work by Consolidated Pacific Bay Minerals Ltd. ("Pacific Bay") on the Regalo Property, currently under option from IMA, has identified highly anomalous gold in soils and silt samples over a large area. In a January 12, 2005 News Release, Pacific Bay reported that the Yastekt South zone has strong associated gold anomalies consistent over almost one square kilometre. The Yastekt South anomaly comprises 98 soil analyses that average 299 ppb gold. Normal, "background" gold values in the area are less than 5 ppb. Two of the 98 soil analyses returned values in excess of 3 grams per tonne gold. In a June 21, 2005 press release, Pacific Bay reported that an outcrop sample on Pacific Bay's Regalo project has returned an assay value of 205 ppm uranium. On August 22, 2005 press release Pacific Bay reported that a total of 163 rock samples were collected from 26 backhoe trenches excavated within the large soil and stream sediment anomalies described above. Of these, 13 rock samples had detectable gold in the 6 to 41 ppb range. The trench samples identified anomalous arsenic, molybdenum, vanadium and zinc pathfinder elements in porous, permeable sandstones and conglomerates with strong quartz-hematite alteration.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.

                            -------------------------------------  --------------------------------------------------  -----------
                                             2005                                         2004                             2003
                            -------------------------------------  --------------------------------------------------  -----------
                              SEP. 30      JUN. 30      MAR. 31      DEC. 31      SEP. 30      JUN. 30      MAR. 31      DEC. 31
                                 $            $            $            $            $            $            $            $
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Revenues                            Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Loss from Continuing
     Operations              (1,233,392)    (973,950)  (2,553,833)  (1,164,504)    (492,562)    (466,021)  (2,400,744)  (1,436,078)
Loss per Common Share from
     Continuing Operations        (0.03)       (0.02)       (0.06)       (0.03)       (0.01)       (0.01)       (0.06)       (0.04)
Income (Loss) Allocated to
     Spin-off Assets                Nil          Nil          Nil          Nil          Nil     (355,252)     224,020     (702,420)
Net Loss                     (1,233,392)    (973,950)  (2,553,833)  (1,164,955)    (492,562)    (821,273)  (2,176,273)  (2,138,498)
Net Loss per Common Share
     Basic and Diluted            (0.03)       (0.02)       (0.06)       (0.02)       (0.01)       (0.02)       (0.06)       (0.07)
                            -------------------------------------  --------------------------------------------------  -----------



SUMMARY OF FINANCIAL RESULTS

For the nine months ended September 30, 2005 the Company reported a consolidated loss of $4,723,756 ($0.10 per share), an increase of $1,233,198 from the loss of $3,490,558 ($0.08 per share) for the nine months ended September 30, 2004. The increase in the loss in 2005, compared to 2004 amount, was due to a number of factors of which $1,488,391 can be attributed to increases in operating expenses and $255,193 decrease in other items.

The Company's prior period financial statements have been reclassified in accordance with Canadian GAAP. The net assets transferred to Golden Arrow were described as "Spin-Off Assets Transferred" and the allocated expenses are described as "Loss Allocated to Spin-Off Assets" in the consolidated financial statements. This reclassification did not change previously reported total losses. The allocation of expenses was calculated on the basis of the ratio of the specific assets transferred to assets retained. A loss of $131,231 was allocated to spin-off assets in the 2004 period.

RESULTS OF OPERATIONS

The Company's operating expenses for the nine months ended September 30, 2005 were $4,805,089 an increase of $1,488,391 from $3,316,698 in the 2004 period.
$339,519 of the 2004 operating expenses had been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on the basis of the nature of the income or expense.

Professional fees increased $812,369 to $1,244,654 in the 2005 period, primarily due to legal costs incurred in connection with the Aquiline legal action as well as increased costs of compliance. In the 2005 period the Company recorded a non-cash expense of $1,800,000 for stock based compensation for stock options granted to its employees, consultants and directors, a decrease of $71,360 from 2004. Other notable changes in the operating expenses are: (i) Salaries increased $135,675 due to staff increases (salaries in 2005 are a portion of the monthly fee charged for services by the Grosso Group while in 2004 the Company directly employed its staff); (ii) Travel increased $74,863 due to travel related to conferences and investor presentations as well as to South America;
(iii) there are no cost recoveries (for shared administrative costs and rent) from Amera or Golden Arrow in the 2005 period; (iv) Corporate development and investor relations increased $292,068, as the Company has made its shareholders and others more aware of its Navidad project and its potential, (v) Office and Sundry increased $59,092 mainly due to the increase in insurance premiums and increase in activity, (vi) Transfer agent and regulatory fees increased $136,629 mainly due to the costs of the Company's listing on the American Stock Exchange.

In the 2005 period the Company recorded interest income of $90,428 compared to $76,134 in the 2004 period. In the 2004 period the Company recorded reorganization costs of $341,603, there were no reorganization costs recorded in 2005. No gain or loss was allocated to spin-off assets in 2005, in 2004 a loss of $131,231 was recorded.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at September 30, 2005 was $10,644,399, an increase of $3,925,777 from September 30, 2004.

During the nine months ended September 30, 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,273,575, net of $600,001 agent's commission and $126,444 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters have been paid a commission of 7% (233,334) underwriter's warrants. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on September 12, 2007. The underwriter's warrants were valued using the Black-Sholes Pricing Model. The warrants at $0.76 per warrant for a total value of $177,333 have been recorded as share issue costs with a corresponding increase to contributed surplus. At November 14, 2005, no underwriter's warrants had been exercised.

Options and warrants were exercised which resulted in cash proceeds of $4,215,145 during the period. The Company paid $145,866 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

The Company considers that it has adequate resources to maintain its ongoing operations but currently may not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the nine months ended September 30, 2005 was $2,762,578, compared to cash outflow for the same period in 2004 of $1,423,114 as a result of increases in activities and changes in non-cash working capital.

FINANCING ACTIVITIES

During  the  nine  months  ended  September  30,  2005,  the  Company   received
$14,215,165 from the issue of common shares from a brokered private placement and on the exercise of warrants and options less costs of $726,445, compared to $9,116,392, less costs of $411,237, for the same period in 2004. Capital contribution of $750,000 and portion of warrants of $103,059 were paid to Golden Arrow during the 2004 period as required by the terms of the reorganization.

INVESTING ACTIVITIES

Investing activities required cash of $5,163,231 during the nine months ended September 30, 2005, compared to $4,132,694 for the same period in 2004, these investing activities were primarily for additions to the Navidad properties in Argentina.

RELATED PARTY TRANSACTIONS

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement among the Company and the Grosso Group was executed. During the nine months ended September 30, 2005, the Company paid fees of $568,314 (plus deposit of $205,000) to the Grosso Group. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs; rent, salaries, investor relations, etc. These fees are equivalent to costs the Company would have incurred directly.

During the nine months ended September 30, 2005, the Company paid $173,588 to directors and officers or companies controlled by directors and officers of the Company, for technical, management and consulting services provided. The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective as of January 1, 2005 the Company subleased this office space to the Grosso Group. The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on September 30, 2005, the amount due under the agreement would be $1,027,500.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2004 Management Discussion and Analysis.

SHARE DATA INFORMATION

As of November 14, 2005 there were 48,813,064 common shares, 1,900,004 warrants and 4,421,000 stock options outstanding.

INVESTOR RELATIONS

The  Company   currently  does  not  engage  any  outside   investor   relations
consultants. Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations' activities.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Joseph Grosso, President & Chief Executive Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 14, 2005


/s/ JOSPEH GROSSO
-----------------------------------
Joseph Grosso,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 14, 2005


/s/  ARTHUR LANG
------------------------------------
Arthur Lang, Chief Financial Officer